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Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 4/14/15	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

15020302

1. State the name of the applicant: Miami International Securities Exchange, LLC
2. Provide the applicant's primary street address (Do note use a P.O. Box): 7 Roszel Road, 5th Floor, Princeton, NJ 08540
3. Provide the applicant's mailing address (if different):
4. Provide the applicant's business telephone and facsimile number:
   Telephone: 609-897-7300; Facsimile: 609-987-2210
5. Provide the name, title and telephone number of a contact employee: Barbara J. Comly, General Counsel, Miami International Securities Exchange, LLC (609-897-7300)
6. Provide the name and address of counsel for the applicant:
   Barbara J. Comly, General Counsel
   Miami International Securities Exchange, LLC
   7 Roszel Road, 5th Floor
   Princeton, NJ 08540
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 9/10/07 (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act, 6 Del. C. 18-1d et seq.

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Miami International Securities Exchange, LLC

Date: April 14, 2015

By: *[signature]*
Barbara J. Comly, General Counsel

Subscribed and sworn before me this 14th day of April, 2015.

[signature]
Jane Sciarra
Notary Public of the State of New Jersey
My Commission Expires October 27, 2019

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

Exhibit M

Exhibit M

Exhibit Request:

Provide an alphabetical list of all members, subscribers or other users, including the following information:

1. **Name;**

2. **Date of election to membership or acceptance as a member, subscriber or other user;**

3. **Principal business address and telephone number;**

4. **If member, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);**

5. **Describe the type of activities primarily engaged in by the member, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of participants, subscribers, or other users in each; and**

6. **The class of membership, participation or subscription or other access.**

Response:

Attached is a list of the members of the Exchange as of April 14, 2015, including the information set forth in items 1-6 above.

MIAX Options™

MEMBER FIRMS

Total Firm 41 **As of 14-Apr-15**

Member Firm:

ABN AMRO CLEARING CHICAGO LLC Approval Date: 3/7/2013
175 West Jackson Blvd., Ste. 400 Membership Type: EEM: CLEARANCE
Chicago IL 60604 Tele #: (312) 604-8000

AUTOMATED TRADING DESK FINANCIAL SERVICES, LLC Approval Date: 12/7/2012
11 Ewall Street Membership Type: EEM: ORD FLOW/CLEAR
Mt. Pleasant SC 29464 Tele #: (843) 789-2080

BARCLAYS CAPITAL INC. Approval Date: 12/7/2012
745 Seventh Avenue Membership Type: ALL MEMBERSHIPS
New York NY 10019 Tele #: (212) 526-7000

BMO CAPITAL MARKETS CORP. Approval Date: 10/10/2014
3 Times Square, 27th Floor Membership Type: EEM: ORD FLOW/CLEAR
New York NY 10036 Tele #: (212) 885-4000

BNP PARIBAS SECURITIES CORP. Approval Date: 4/21/2014
787 Seventh Avenue Membership Type: EEM: ORD FLOW/CLEAR
New York NY 10019 Tele #: (212) 841-2000

CITADEL SECURITIES LLC Approval Date: 12/7/2012
131 South Dearborn Street Membership Type: PL/EEM: ORD FLOW
Chicago IL 60603 Tele #: (312) 395-2100

COMPASS PROFESSIONAL SERVICES, LLC Approval Date: 12/7/2012
111 W. Jackson Blvd., 20th Fl. Membership Type: EEM: ORD FLOW/CLEAR
Chicago IL 60604 Tele #: (312) 692-5000

CONVERGEX EXECUTION SOLUTIONS LLC Approval Date: 12/1/2014
1633 Broadway - 48th Floor Membership Type: EEM: ORD FLOW/CLEAR
New York NY 10019 Tele #: (212) 486-7500

CREDIT SUISSE SECURITIES (USA) LLC Approval Date: 12/7/2012
11 Madison Avenue, 3rd Fl. Membership Type: EEM: ORD FLOW/CLEAR
New York NY 10010 Tele #: (212) 325-2000

DASH FINANCIAL LLC Approval Date: 12/7/2012
910 Van Buren Street, 4th Fl. Membership Type: EEM: ORD FLOW/CLEAR
Chicago IL 60607 Tele #: (847) 550-1730

DEUTSCHE BANK SECURITIES INC. Approval Date: 1/25/2013
60 Wall Street Membership Type: EEM: ORD FLOW/CLEAR
New York NY 10005 Tele #: (212) 250-2500

GLOBAL EXECUTION BROKERS, LP Approval Date: 12/7/2012
401 City Avenue, Ste. 200 Membership Type: EEM: ORDER FLOW
Bala Cynwyd PA 19004 Tele #: (610) 617-2600

GOLDMAN SACHS EXECUTION & CLEARING, L.P. Approval Date: 12/7/2012
200 West Street Membership Type: EEM: CLEARANCE
New York NY 10282 Tele #: (212) 902-1000

GOLDMAN, SACHS & CO. Approval Date: 1/15/2013
200 West Street Membership Type: ALL MEMBERSHIPS
New York NY 10282 Tele #: (212) 902-1000

Member Firm:

Member Firm	City	State	Zip	Tele #	Approval Date	Membership Type
GROUP ONE TRADING LP 440 South La Salle - Ste. 3232	Chicago	IL	60605	(312) 347-8864	10/20/2014	PL/L/RMM/EEM: ORD FLOW
IMC-CHICAGO, LLC D/B/A IMC FINANCIAL MARKETS 233 South Wacker Drive, #4300	Chicago	IL	60606	(312) 244-3300	8/26/2014	RMM
INSTINET, LLC 1095 Avenue of the Americas	New York	NY	10036	(212) 310-9500	3/27/2013	EEM: ORD FLOW/CLEAR
INTERACTIVE BROKERS LLC One Pickwick Plaza, 2nd Fl.	Greenwich	CT	06830	(203) 618-5710	12/7/2012	EEM: ORD FLOW/CLEAR
ITG DERIVATIVES LLC 601 S. LaSalle, Ste. 300	Chicago	IL	60606	(312) 935-0125	12/7/2012	EEM: ORDER FLOW
J.P. MORGAN CLEARING CORP. 3 Chase Metrotech Center	Brooklyn	NY	11245	(347) 643-1000	12/7/2012	EEM: CLEARANCE
J.P. MORGAN SECURITIES LLC 383 Madison Avenue	New York	NY	10179	(201) 595-8471	12/7/2012	EEM: ORDER FLOW
JEFFERIES LLC 520 Madison Avenue	New York	NY	10022	(212) 284-2300	9/15/2014	EEM: ORD FLOW/CLEAR
KCG AMERICAS LLC 545 Washington Boulevard	Jersey City	NJ	07310	(201) 386-2891	12/7/2012	ALL MEMBERSHIPS
LEK SECURITIES CORPORATION 1 Liberty Plaza, 165 Broadway, 52nd Fl	New York	NY	10006	(212) 509-2300	6/5/2014	EEM: ORD FLOW/CLEAR
LIME BROKERAGE LLC 625 Broadway, 12th Fl.	New York	NY	10012	(212) 824-5000	12/7/2012	EEM: ORDER FLOW
MERRILL LYNCH PROFESSIONAL CLEARING CORP. One Bryant Park, 6th Fl.	New York	NY	10036	(646) 743-1295	12/7/2012	EEM: ORD FLOW/CLEAR
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORAT One Bryant Park	New York	NY	10036	(212) 449-1000	12/7/2012	EEM: ORD FLOW/CLEAR
MORGAN STANLEY & CO. LLC 1585 Broadway	New York	NY	10036	(212) 761-4000	12/7/2012	ALL MEMBERSHIPS
OPTIVER US LLC 130 E. Randolph Street, Ste. 1300	Chicago	IL	60601	(312) 821-9500	1/27/2015	RMM
PERSHING LLC 1 Pershing Plaza, 10th Fl.	Jersey City	NJ	07399	(201) 413-2000	3/12/2013	EEM: ORD FLOW/CLEAR
QUANTLAB SECURITIES, LP 4200 Montrose Blvd., Ste. 200	Houston	TX	77006	(713) 333-3700	4/7/2015	EEM: ORDER FLOW

Member Firm:

SIMPLEX TRADING, LLC 230 So. LaSalle St., Ste. 4-100 Chicago IL 60604	Tele #: (312) 360-2440	Approval Date: 9/20/2013 Membership Type: EEM: ORDER FLOW
SOUTHWEST SECURITIES, INC. 1201 Elm Street, Ste. 3500 Dallas TX 75270	Tele #: (214) 859-1800	Approval Date: 2/8/2013 Membership Type: EEM: CLEARANCE
SUSQUEHANNA SECURITIES 401 City Avenue, Ste. 220 Bala Cynwyd PA 19004	Tele #: (610) 617-2600	Approval Date: 12/7/2012 Membership Type: PLMM
TIMBER HILL LLC One Pickwick Plaza, Ste. 200 Greenwich CT 06830	Tele #: (203) 618-5800	Approval Date: 12/7/2012 Membership Type: PL/L/RMM/EEM: CLEAR
UBS SECURITIES LLC 677 Washington Boulevard Stamford CT 06901	Tele #: (203) 719-3000	Approval Date: 12/7/2012 Membership Type: EEM: ORD FLOW/CLEAR
VOLANT LIQUIDITY, LLC 7 World Trade Center, Ste. 3301 New York NY 10007	Tele #: (646) 484-3000	Approval Date: 5/31/2013 Membership Type: EEM: ORDER FLOW
WEDBUSH SECURITIES INC. 1000 Wilshire Boulevard Los Angeles CA 90017	Tele #: (213) 688-8090	Approval Date: 12/7/2012 Membership Type: EEM: CLEARANCE
WELLS FARGO SECURITIES, LLC 550 South Tryon Street, 6th Floor Charlotte NC 28202	Tele #: (704) 715-6133	Approval Date: 4/11/2014 Membership Type: EEM: ORD FLOW/CLEAR
WOLVERINE EXECUTION SERVICES, LLC 175 W. Jackson Blvd., Ste. 200 Chicago IL 60604	Tele #: (312) 884-4000	Approval Date: 12/7/2012 Membership Type: EEM: ORD FLOW/CLEAR
WOLVERINE TRADING, LLC 175 W. Jackson Blvd., Ste. 200 Chicago IL 60604	Tele #: (312) 884-3490	Approval Date: 12/7/2012 Membership Type: PL/LMM

Activity Key - Market Maker:
PL = Primary Lead; L = Lead;
R = Regular